March 5, 2019

Dinggui Yan
Chief Executive Officer
Jiayin Group Inc.
26th Floor, Building No. 1, Youyou Century Plaza
428 South Yanggao Road
Pudong New Area, Shanghai 200122
People's Republic of China

       Re: Jiayin Group Inc.
           Amendment No. 2 to
           Registration Statement on Form F-1
           Filed February 22, 2019
           File No. 333-228896

Dear Mr. Yan:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 11, 2019 letter.

Registration Statement on Form F-1 filed February 22, 2019

(k) Restricted Cash, page F-17

1. We note your response to comment 3. Please tell us your basis for applying service fees collected in months 1 to 3, first to Assets from Investor Assurance Program and then to
       Contract assets/Accounts receivable instead of proportionately consistent with the allocation of service fees between Assets from Investor Assurance Program and Contract
       Assets/Accounts Receivable at loan inception. Provide us with the authoritative guidance that supports your policy.
 Dinggui Yan
Jiayin Group Inc.
March 5, 2019
Page 2
Note 2. Summary of Significant Accounting Policies
(g) Revenue Recognition, page F-60

2.    We note your response to comment 5. Please address the following:
        We note that as a result of your revised charge-off policy, you recorded significant reductions in the levels of the allowance for uncollectible accounts on contract assets and in gross contract assets for each loan type for the periods presented. Tell us how you determined the adequacy of the allowance at September 30, 2018 of RMB 19,118 or 3.7% of total Contract Assets, all of which is allocated to Current loan products, considering your increasing delinquency rate trends as presented on page 97, and the continued high levels of expected net accumulated losses rates as of September 30,
        2018 disclosed on page F-57; and
          Please provide us with your analysis which addresses how you considered ASC 250-
          10-45 as to whether the change in your charge-off policy was a change in estimate or correction of an error in previously issued financial statements. In order to provide investors with an understanding of the nature of the change or error and the related correction, please disclose the impact of the correction in the financial statement footnotes for the periods presented in accordance with ASC 250-10-50.

       You may contact Michelle Miller at 202-551-3368 or Marc Thomas at 202-551-3452 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,
FirstName LastNameDinggui Yan
                                                           Division of
Corporation Finance
Comapany NameJiayin Group Inc.
                                                           Office of Financial
Services
March 5, 2019 Page 2
cc:       Meng Ding, Esq.
FirstName LastName